SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

12027530

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-04851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: THE SHERWIN-WILLIAMS COMPANY, 101 W. PROSPECT AVENUE, CLEVELAND, OHIO 44115

EXHIBIT INDEX APPEARS ON PAGE 16

ANNUAL REPORT

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2011 and 2010

INDEX

The following financial statements and other information of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan (the Plan) are included herewith:

The following supplemental schedule of the Plan included in the Annual Report of the Plan on Form 5500 filed with the Employee Benefits Security Administration for the year ended December 31, 2011 are included herewith:

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, Ohio 44115

Tel: 216 861 5000
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee of
The Sherwin-Williams Company
Employee Stock Purchase and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 22, 2012

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	December 31, 2011					December 31, 2010				
		Allocated					Allocated			
	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total
NET ASSETS AVAILABLE FOR BENEFITS										
Investments, at fair value:										
The Sherwin-Williams Company common stock	$ 1,473,752,449				$ 1,473,752,449	$ 1,410,781,983				$ 1,410,781,983
The Sherwin-Williams Company preferred stock				$ 326,214,356	326,214,356				$ 411,654,875	411,654,875
Mutual funds		$ 364,253,313			364,253,313		$ 361,031,453			361,031,453
Common/collective trust funds		236,566,894			236,566,894		223,835,513			223,835,513
Money market funds		27,400,708			27,400,708		27,628,922			27,628,922
Interest-bearing cash	13,897,390				13,897,390	10,017,738				10,017,738
Total	1,487,649,839	628,220,915		326,214,356	2,442,085,110	1,420,799,721	612,495,888		411,654,875	2,444,950,484
Notes receivable from participants			$ 52,476,783		52,476,783			$ 50,405,439		50,405,439
Net pending receivables	2,370,090				2,370,090	6,122,974				6,122,974
Total Assets	1,490,019,929	628,220,915	52,476,783	326,214,356	2,496,931,983	1,426,922,695	612,495,888	50,405,439	411,654,875	2,501,478,897
Note payable to The Sherwin-Williams Company				(160,272,762)	(160,272,762)				(216,752,745)	(216,752,745)
Net assets available for benefits	$ 1,490,019,929	$ 628,220,915	$ 52,476,783	$ 165,941,594	$ 2,336,659,221	$ 1,426,922,695	$ 612,495,888	$ 50,405,439	$ 194,902,130	$ 2,284,726,152

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Year Ended December 31, 2011				
	Allocated				
	Company Stock Fund	Diversified Investments	Notes Receivable	Unallocated	Total
Increases in net assets available for benefits:					
Interest and dividend income on Diversified investments:					
Mutual funds		$ 9,155,578			$ 9,155,578
Common/collective trust funds		341,844			341,844
Money market funds		48,244			48,244
Interest on Notes receivable from participants			$ 2,378,440		2,378,440
Dividends on The Sherwin-Williams Company common stock	$ 20,279,734				20,279,734
Dividends on The Sherwin-Williams Company preferred stock				$ 8,331,940	8,331,940
Contributions from participants	28,268,648	52,590,121			80,858,769
Contributions from The Sherwin-Williams Company				48,750,482	48,750,482
Transfers due to plan mergers		659,511	8,415		667,926
Transfers from unallocated to participants	41,134,301	7,616,181		(48,750,482)	
Forgiveness of unpaid interest on note payable				2,242,766	2,242,766
	89,682,683	70,411,479	2,386,855	10,574,706	173,055,723
Decreases in net assets available for benefits:					
Benefits paid directly to participants	90,984,115	57,873,596	3,137,540		151,995,251
Redemptions of The Sherwin-Williams Company preferred stock and the forgiveness of debt, net				50,786,251	50,786,251
Interest expense on note payable				10,574,706	10,574,706
Fees	184,303	354,220			538,523
	91,168,418	58,227,816	3,137,540	61,360,957	213,894,731
Net realized and unrealized appreciation (depreciation) in fair value of					
The Sherwin-Williams Company common stock	92,374,389				92,374,389
The Sherwin-Williams Company preferred stock				21,825,715	21,825,715
Diversified investments:					
Mutual funds		(15,326,376)			(15,326,376)
Common/collective trust funds		(6,101,651)			(6,101,651)
Participant directed transfers, net	(27,791,420)	24,969,391	2,822,029		
Net increase (decrease)	63,097,234	15,725,027	2,071,344	(28,960,536)	51,933,069
Net assets available for benefits:					
Beginning of year	1,426,922,695	612,495,888	50,405,439	194,902,130	2,284,726,152
End of year	$ 1,490,019,929	$ 628,220,915	$ 52,476,783	$ 165,941,594	$ 2,336,659,221

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

December 31, 2011 and 2010

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are reported on the accrual basis. The Company Stock Fund consists of common stock of The Sherwin-Williams Company (the Company or Plan Sponsor), purchased by Fidelity Management Trust Company (the Trustee), and cash. Shares of common stock of the Company held by the Trustee are blended with cash to create units of the Company Stock Fund. Diversified Investments consist of units of the following funds (collectively, the Diversified Investments):

Fidelity Contrafund® - Class K
Fidelity Inflation-Protected Bond Fund
Fidelity Institutional Short-Intermediate Government Fund
Fidelity Low-Priced Stock Fund - Class K
Fidelity Managed Income Portfolio II
Fidelity Mid-Cap Stock Fund - Class K
Fidelity Puritan® Fund - Class K
Fidelity Retirement Government Money Market Portfolio
Lord Abbett Small-Cap Value Fund Y
Mutual Shares CL Z
Pimco All Asset Fund (Institutional Class)
Pimco Low Duration Fund (Institutional Class)
Pyramis Active Lifecycle 2000 Commingled Pool Fund
Pyramis Active Lifecycle 2005 Commingled Pool Fund
Pyramis Active Lifecycle 2010 Commingled Pool Fund
Pyramis Active Lifecycle 2015 Commingled Pool Fund
Pyramis Active Lifecycle 2020 Commingled Pool Fund
Pyramis Active Lifecycle 2025 Commingled Pool Fund
Pyramis Active Lifecycle 2030 Commingled Pool Fund
Pyramis Active Lifecycle 2035 Commingled Pool Fund
Pyramis Active Lifecycle 2040 Commingled Pool Fund
Pyramis Active Lifecycle 2045 Commingled Pool Fund
Pyramis Active Lifecycle 2050 Commingled Pool Fund
Pyramis Active Lifecycle 2055 Commingled Pool Fund
RidgeWorth Large Cap Value Equity Fund
Strategic Allocation TOPS™ Aggressive Growth Portfolio
Strategic Allocation TOPS™ Balanced Portfolio
Strategic Allocation TOPS™ Capital Preservation Portfolio
Strategic Allocation TOPS™ Growth Portfolio
Strategic Allocation TOPS™ Income and Growth Portfolio
Strategic Allocation TOPS™ Moderate Growth Portfolio
Vanguard FTSE AW Index Fund Institutional Shares
Vanguard Institutional Index Fund - Institutional Shares
Vanguard Total Bond Market Index Fund Institutional Shares
Vanguard Wellesley Income Fund - Admiral Shares
Vanguard Wellington Fund - Admiral Shares
Victory Institutional Diversified Stock Fund

Distributions from Diversified Investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from the Company Stock Fund for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from the Company Stock Fund are made in cash.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*, to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards (IFRSs). The ASU does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The ASU is effective for interim and annual periods beginning after December 15, 2011. The Plan will adopt the ASU as required. Plan management is currently evaluating the effect that the provisions of the ASU will have on the Plan's financial statements.

In September 2010, the FASB issued ASU No. 2010-25, "*Reporting Loans to Participants by Defined Contribution Plans*," which is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The ASU requires participant loans to be classified as notes receivable from participants rather than as investments. In addition, the ASU requires participant loans to be measured at their unpaid principal balance plus any accrued interest, rather than at fair value. The adoption of ASU No. 2010-25 affects the presentation of notes, but does not affect the Plan's net assets available for benefits or it changes in net assets available for benefits.

Effective January 1, 2010, the Plan adopted ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements*. The ASU clarifies certain existing fair value disclosures and requires a number of additional disclosures. The guidance in the ASU clarifies that disclosures should be presented separately for each class of assets and liabilities. It also clarifies the requirement to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. An additional requirement to separately disclose purchases, sales, issuances and settlements in the Level 3 rollforward was adopted as required in 2011. The ASU affects the Plan's fair value disclosures, but does not have any impact on the Plan's financial statements.

The following tables present the Plan's financial assets that are measured at fair value on a recurring basis, categorized using the fair value hierarchy as of December 31, 2011 and 2010:

	Fair Value at December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
The Sherwin-Williams Company common stock [(a), (d)]	$ 1,473,752,449	$ 1,473,752,449		
The Sherwin-Williams Company preferred stock [(b), (d)]	326,214,356			$ 326,214,356
Mutual funds [(a)]:				
U.S. equities	237,541,582	237,541,582		
International equities	38,254,290	38,254,290		
Fixed income securities	88,457,441	88,457,441		
Common/collective trust funds [(c)]	236,566,894		$ 236,566,894	
Money market fund [(a)]	27,400,708	27,400,708		
Interest-bearing cash [(a)]	13,897,390	13,897,390		
	$ 2,442,085,110	$ 1,879,303,860	$ 236,566,894	$ 326,214,356

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

	Fair Value at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
The Sherwin-Williams Company common stock [a], [d]	$ 1,410,781,983	$ 1,410,781,983		
The Sherwin-Williams Company preferred stock [b], [d]	411,654,875			$ 411,654,875
Mutual funds [a]:				
U.S. equities	240,726,477	240,726,477		
International equities	43,257,406	43,257,406		
Fixed income securities	77,047,570	77,047,570		
Common/collective trust funds [c]	223,835,513		$ 223,835,513	
Money market fund [a]	27,628,922	27,628,922		
Interest-bearing cash [a]	10,017,738	10,017,738		
	$ 2,444,950,484	$ 1,809,460,096	$ 223,835,513	$ 411,654,875

[a] The fair value of the Sherwin-Williams Company common stock, Mutual funds, Money market fund and Interest-bearing cash is based on quoted prices in active markets for identical securities.

[b] The fair value of the Sherwin-Williams Company preferred stock is based on a conversion/redemption formula outlined in the preferred stock terms.

[c] The common/collective trust funds include the Fidelity Managed Income Portfolio II, the Pyramis Active Lifecycle Commingled Pool Funds, and the Strategic Allocation TOPS™ Portfolio Funds. The Fidelity Managed Income Portfolio II is carried at contract value, which is estimated by the Trustee and represents net contributions plus interest at the current market rate. The estimated contract value approximates fair value. The fund seeks to preserve the principal investment while earning a level of interest income that is consistent with principal preservation. The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds. The fair value of the Pyramis Active Lifecycle Commingled Pool Funds and the Strategic Allocation TOPS™ Portfolio Funds is calculated by the Trustee based on the net asset value (NAV) per unit as of the close of business of the New York Stock Exchange. Investments in the underlying funds are valued at their closing net asset value each business day. The Pyramis Active Lifecycle Commingled Pool Funds seek active return until each pool's targeted retirement date, and capital preservation thereafter. The pools employ a pool-of-pools approach by investing in a diversified portfolio of equity, fixed income and short-term products. The Strategic Allocation TOPS™ Portfolio Funds seek to provide income and growth of capital by investing in a diversified portfolio of U.S. and foreign stocks, real estate and corporate and government bonds. There are no unfunded commitments, significant redemption limitations or restrictions on the ability to sell the Fidelity Managed Income Portfolio II, the Pyramis Active Lifecycle Commingled Pool Funds, and the Strategic Allocation TOPS™ Portfolio Funds.

[d] Represents 5% or more of the Plan's net assets available for benefits.

The following table summarizes the changes in the fair value of the Plan's level 3 assets:

		The Sherwin-Williams Company Preferred Stock
Balance at January 1, 2010	$	315,659,306
Net unrealized gains		95,995,569
Balance at December 31, 2010		411,654,875
Redemptions of The Sherwin-Williams Company preferred stock		(107,266,234)
Net unrealized gains		21,825,715
Balance at December 31, 2011	$	326,214,356

Participant loans are valued at their unpaid principal balance plus accrued interest.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.

NOTE 2—DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Any salaried employee of the Company or participating subsidiary and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Board of Directors of the Company is eligible for membership in the Plan provided the employee: (a) is a regular full-time or part-time employee of the Company or a subsidiary of the Company which has adopted the Plan; (b) is not a member of a collective bargaining unit which is recognized by the Company on the later of the effective date of the Plan or the date coverage under the Plan is extended or is not a member of a collective bargaining unit which has agreed that the members of such bargaining unit shall no longer be eligible for membership in the Plan; and (c) is employed in the United States or is a United States citizen if not employed therein.

Eligible employees hired by the Company or participating subsidiary have the option of participating in the Plan. Eligible employees can contribute up to 20% of their salaries subject to limitations imposed by law. Prior to July 1, 2009, the Company made matching contributions of 100% on the first 6% of eligible employee contributions beginning the quarter following the employees' one-year anniversary with the Company. Effective July 1, 2009, the Plan was amended to change the Company match to 100% on the first 3% of each eligible employee's contributions and 50% on the next 2% of eligible contributions. Effective July 1, 2011, the Plan was amended to reinstate the Company match to 100% on the first 6% of eligible employee contributions. Eligible employees are 100% vested in Company contributions. Participants may diversify both future and prior Company matching contributions previously allocated to the Company Stock Fund into Diversified Investments. In the absence of timely direction, Company matching contributions are directed to the Company Stock Fund.

Eligible employees hired by the Company are automatically enrolled in the Plan and, in the absence of timely direction, their contributions are directed to an appropriate Pyramis Active Lifecycle Pool Fund. Employee contributions are established at 3% of pre-tax earnings. Eligible new hires may change the pre-selected enrollment option or choose not to participate in the Plan prior to being automatically enrolled. If new hires choose not to change the automatic enrollment employee contribution level of 3%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches 6%. Effective July 1, 2011, the Plan was amended to increase the maximum automatic employee contribution level to 7%.

Other notable Plan features include the following: (a) eligible employees can utilize a toll-free phone system, or the Internet, to obtain account statements and to conduct transactions; (b) withdrawals from the Plan (including loans) are processed any business day subject to certain trading restrictions imposed by each fund manager; (c) eligible employees can change their investment option direction for new contributions any business day; (d) investments in the Company Stock Fund are based on a unit value rather than a share value; (e) eligible employees are 100% vested in both Company and eligible employee contributions; (f) if elected by the eligible employee, account statements are sent on a quarterly basis; and (g) eligible employees are allowed to diversify 100% of amounts invested in the Company Stock Fund, including Company contributions to the eligible employee's account, to the Diversified Investments.

The Plan permits eligible employees, who are active employees, and other "parties in interest" (as such term is defined in Section 3(14) of the Employee Retirement Income Security Act of 1974, as amended), to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Notes receivable from participants are treated as a transfer between the other investment funds and the Notes receivable from participants activity fund. Terms range from one to five years or up to ten years for the purchase of a primary residence. The Notes receivable from participants are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through payroll deductions and credited to the eligible employee's account.

Investments in the Company Stock Fund and investments in Diversified Investments are participant directed. In the absence of timely direction, employee and Company contributions are directed as described above.

Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to an eligible employee's Company contribution account. Withdrawals from an eligible employee's Company contribution account for Company contributions made before January 1, 2002 are permitted subject to certain plan rules. Company contributions made after January 1, 2002 are fully vested and can only be withdrawn from eligible employees' accounts in the event of death, disability, retirement, termination of employment or attainment of age 59 ½.

Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible contribution account upon attainment of age 59½. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee, payments to finance the purchase (excluding mortgage payments) of a principal residence, payments related to certain funeral expenses, and payments related to expenses for employees affected by a declared disaster.

The Plan invests in various investment securities. Investment securities, including Company common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

On August 1, 2006, the Company issued 500,000 shares of convertible serial preferred stock, no par value (Series 2 Preferred stock) with cumulative quarterly dividends of $11.25 per share, for $500,000,000 to the Plan. The Plan financed the acquisition of the Series 2 Preferred stock by borrowing $500,000,000 from the Company at the rate of 5.5 percent per annum (see Note 6). The Series 2 Preferred stock and the note payable to the Company are held by GreatBanc Trust Company. The Series 2 Preferred stock is held in an unallocated account. As the value of compensation expense related to contributions to the Plan is earned, the Company has the option of funding the Plan by redeeming a portion of the Series 2 Preferred stock or with cash. Contributions are credited to participant accounts at the time of funding. The Series 2 Preferred stock is redeemable for cash or convertible into common stock of the Company, or any combination thereof, at the option of the Plan based on the relative fair value of the Series 2 Preferred stock and common stock at the time of conversion. Each share of Series 2 Preferred stock is entitled to one vote upon all matters presented to the Company's shareholders, and the holder of the Series 2 Preferred stock and the holders of the Company's common stock held in the Plan generally vote together as one class. The Series 2 Preferred stock is pledged as collateral on the note payable to the Company. Principal and interest on the note payable to the Company have been forgiven periodically. Debt is forgiven in lieu of cash contributions by the Company to fund the Plan. In 2011, the Plan redeemed 56,480 shares of Series 2 Preferred stock for cash. In 2010, the Plan was funded with cash and no preferred stock was redeemed. The Plan held 160,273 and 216,753 shares of Series 2 Preferred stock at December 31, 2011 and 2010, respectively.

Eligible employees may elect to have dividends on their investment in Company stock that is released from the suspense account either paid in cash or reinvested in the Company stock fund. If an active election to receive dividends in cash is not made, the dividends will be used to purchase additional units of the Company stock fund. During such a time when the Plan is leveraged under the employee stock ownership plan (ESOP) loan provisions of the Internal Revenue Code and Treasury Regulations and the Company has made a contribution to repay the ESOP debt underlying the leveraging, eligible employees may elect to receive a dividend equal to the total of their next pre-tax contribution and company matching contribution. The election can only be made once per calendar year for a single pay period.

Further information about the Plan is contained in the Plan's Summary Plan Description (SPD). Copies of this SPD are available from the Pension Administration Committee of the Company.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE 3—INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 5, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. On January 28, 2011, a request was made of the IRS to review plan amendments and to issue a current determination as to the Plan's qualification. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

An audit of the Plan by the IRS was completed in October 2011. The resolution of the audit did not affect the tax qualified status of the Plan or the tax exempt trust. The Department of Labor's (DOL) investigation of the Plan remains open. On April 19, 2012, the Employee Benefits Security Administration of the DOL notified the Company, certain current and former directors and the ESOP trustee of potential enforcement claims asserting breaches of fiduciary obligations. The DOL is seeking compensatory and equitable remedies, including monetary damages to the ESOP. On June 4, 2012, the Company submitted its response to the claims. The Company believes the DOL's claims are subject to meritorious defenses and will vigorously defend any proceedings initiated by the DOL. Refer to the Company's Annual Report on Form 10-K for the year ended December 31, 2011 for further information about the Company's settlement of the IRS audit.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 4—PRIORITIES ON TERMINATION OF THE PLAN

The Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action will allow funds held in trust by the trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. If the Plan is terminated, the Company contributions credited to each eligible employee's account shall vest immediately.

NOTES TO FINANCIAL STATEMENTS

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

NOTE 5—TRANSACTIONS WITH PARTIES-IN-INTEREST

Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds. Fees relating to participant loan activity and qualified domestic relations orders are borne by the eligible employees. All other costs and expenses of administering the Plan are borne by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Certain Plan investments are shares of mutual or common/collective trust funds managed by the Trustee and, therefore, qualify as party-in-interest transactions.

NOTE 6—NOTE PAYABLE TO THE COMPANY

As discussed in Note 2, the Plan issued a $500,000,000 note due August 1, 2016 to the Company in connection with the purchase of the Series 2 Preferred stock. Principal payments of $12,500,000 are due quarterly with any remaining amounts due at maturity. The interest rate on the Note is 5.5% per annum and is due on the same dates as the principal payments. There is no penalty for prepayment of the note. Repayment of principal and interest can only be made from: (i) collateral given for the loan (Series 2 Preferred stock); (ii) contributions made to repay such loan; and (iii) earnings attributable to the Series 2 Preferred stock. For the year ended December 31, 2011, principal on the note was reduced by $56,479,984 as a result of Plan contributions for the year. Principal on the note was not reduced in 2010 as a result of the Plan being funded with cash.

THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

EIN: 34-0526850

PLAN NUMBER: 001

	ASSET DESCRIPTION	COST	CURRENT VALUE
Common Stock:			
*, #	The Sherwin-Williams Company	$ 681,525,127	$ 1,473,752,449
Preferred Stock (unallocated):			
*, #	The Sherwin-Williams Company	160,272,762	326,214,356
Mutual Funds:			
*	Fidelity Contrafund® - Class K	58,039,908	69,425,059
	Vanguard FTSE AW Index Fund Institutional Shares	44,794,442	36,319,552
	Lord Abbett Small-Cap Value Fund Y	32,754,818	35,520,636
*	Fidelity Mid-Cap Stock Fund - Class K	22,988,374	30,829,919
*	Fidelity Institutional Short-Intermediate Government Fund	28,280,115	29,123,429
	Vanguard Total Bond Market Index Fund Institutional Shares	24,390,709	25,325,353
*	Fidelity Low-Priced Stock Fund - Class K	20,006,903	24,635,033
	RidgeWorth Large Cap Value Equity Fund	18,916,209	20,707,008
	Vanguard Institutional Index Fund - Institutional Shares	13,119,427	16,988,607
	Mutual Shares CL Z	18,627,439	16,827,089
	Pimco Low Duration Fund (Institutional Class)	13,862,254	13,934,537
*	Fidelity Inflation-Protected Bond Fund	11,930,968	12,976,528
*	Fidelity Puritan® Fund - Class K	9,721,474	11,855,614
	Vanguard Wellesley Income Fund - Admiral Shares	6,570,211	7,097,594
	Victory Institutional Diversified Stock Fund	6,934,319	6,499,987
	Vanguard Wellington Fund - Admiral Shares	3,863,007	4,131,586
	Pimco All Asset Fund (Institutional Class)	2,050,831	1,934,738
	Other	93,676	121,044
Common / Collective Trust Funds:			
*	Pyramis Active Lifecycle 2030 Commingled Pool Fund	31,153,703	31,434,913
*	Pyramis Active Lifecycle 2020 Commingled Pool Fund	26,606,690	27,797,531
*	Pyramis Active Lifecycle 2040 Commingled Pool Fund	24,553,692	25,431,260
*, (1)	Fidelity Managed Income Portfolio II	24,226,167	24,226,167
*	Pyramis Active Lifecycle 2015 Commingled Pool Fund	20,892,151	22,498,717
*	Pyramis Active Lifecycle 2035 Commingled Pool Fund	20,960,213	21,461,089
*	Pyramis Active Lifecycle 2025 Commingled Pool Fund	19,752,469	21,001,946
*	Pyramis Active Lifecycle 2045 Commingled Pool Fund	17,015,313	18,235,911
*	Pyramis Active Lifecycle 2050 Commingled Pool Fund	17,036,691	18,108,609
*	Pyramis Active Lifecycle 2010 Commingled Pool Fund	13,024,664	13,889,980
*	Pyramis Active Lifecycle 2055 Commingled Pool Fund	2,769,609	2,839,674
*	Pyramis Active Lifecycle 2005 Commingled Pool Fund	2,578,074	2,721,955
*	Pyramis Active Lifecycle 2000 Commingled Pool Fund	2,005,864	2,110,708
	Strategic Allocation TOPS™ Aggressive Growth Portfolio	1,531,470	1,543,816
	Strategic Allocation TOPS™ Capital Preservation Portfolio	1,252,247	1,344,045
	Strategic Allocation TOPS™ Moderate Growth Portfolio	611,421	592,889
	Strategic Allocation TOPS™ Growth Portfolio	467,564	487,953
	Strategic Allocation TOPS™ Income and Growth Portfolio	467,941	484,339
	Strategic Allocation TOPS™ Balanced Portfolio	346,411	355,392
Other:			
*	Fidelity Retirement Government Money Market Portfolio	27,400,708	27,400,708
	Interest-Bearing Cash		13,897,390
*	Notes Receivable from Participants, with interest rates ranges of 4.3% to 10.5%		52,476,783
		$ 1,433,396,036	$ 2,494,561,893

* Represents a Party-in-Interest.

\# Represents 5% or more of fair value of net assets available for benefits.

(1) The Fidelity Managed Income Portfolio II is valued at cost, which approximates fair value. The fair value of participation units is pooled in separate accounts estimated by the Trustee based on quoted redemption value on the last business day of the year. The investment contracts are valued at contract value as estimated by the Trustee. Contract value represents net contributions plus interest at the current market rate. Any calculations to determine fair value would not have a material effect on the Plan's financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY
EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN

D.S. Mansfield, V.P – Employee Benefits

June 22, 2012

EXHIBIT INDEX

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-80510, 33-62229, 333-105211, and 333-152443), pertaining to The Sherwin-Williams Company Employee Stock Purchase and Savings Plan, of our report dated June 22, 2012, with respect to the financial statements and schedule of The Sherwin-Williams Company Employee Stock Purchase and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Ernst + Young LLP

Cleveland, Ohio
June 22, 2012